UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _______________________
FORM 11-K
_______________________

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from _______________ to _______________

Commission File Number 0-7617

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
(Title of Plan)

UNIVEST CORPORATION OF PENNSYLVANIA
(Name of Issuer of securities held pursuant to the Plan)

14 North Main Street, Souderton, PA 18964
(Address of Plan and of principal executive office of Issuer)

Univest Corporation of Pennsylvania
Deferred Salary Savings Plan

Note:
All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Univest Corporation of Pennsylvania Deferred Salary Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Univest Corporation of Pennsylvania Deferred Salary and Savings Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the years ended December 31, 2018 and 2017, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years ended December 31, 2018 and 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying schedule Schedule H Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2004.
Philadelphia, Pennsylvania
June 25, 2019

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN

Statements of Net Assets Available for Benefits

	At December 31,
	2018	2017
Assets:
Investments, at fair value	$55,500,022	$56,624,914
Contributions receivable from employer	42,401	44,712
Notes receivable from participants	396,420	349,058
Net assets available for benefits	$55,938,843	$57,018,684

See accompanying notes to financial statements.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
	2018	2017
Additions:
Investment income:
Interest	$14,256	$4,901
Dividends	909,489	648,023
Net (depreciation) appreciation in fair value of investments	(5,170,564)	6,980,765
Total investment (expense) income	(4,246,819)	7,633,689

Interest income on notes receivable from participants	21,644	5,283

Contributions:
Employer	1,358,111	1,546,224
Participants	4,420,881	4,135,705
Rollovers	1,321,820	791,861
Total contributions	7,100,812	6,473,790

Total additions	2,875,637	14,112,762
Deductions:
Benefits paid directly to participants	3,813,502	5,512,054
Administrative expenses	141,976	101,875
Total deductions	3,955,478	5,613,929
Net (decrease) increase in net assets available for benefits	(1,079,841)	8,498,833

Net assets available for benefits:
Beginning of year	57,018,684	48,519,851
End of year	$55,938,843	$57,018,684

See accompanying notes to financial statements.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(1)    Description of Plan

The following description of the Univest Corporation of Pennsylvania Deferred Salary Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.
(a) General
The Plan is a deferred salary savings plan covering all eligible employees of Univest Corporation of Pennsylvania and its wholly owned subsidiaries (the Corporation or the Employer or Plan Sponsor) who have attained the age of 18. Employees can enter the Plan on the first day of the month following the fulfillment of the eligibility requirements. However, with respect to matching contributions, qualified non-elective contributions and discretionary profit-sharing contributions, employees are eligible to receive these contributions in the Plan after they have completed at least six months of service. Employees hired as a result of a "lift out" under the Plan provisions become participants in the Plan immediately upon the employees' commencement date and the vested portion of accounts of these participants is 100%. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA), as amended.
Effective January 1, 2019, the Corporation changed its name to Univest Financial Corporation. Effective April 1, 2019, as a result of the name change of the Corporation, the Plan’s name changed to Univest Financial Corporation Deferred Salary Savings Plan.
The Plan is administered by Administrative Fiduciaries appointed by the Board of Directors of the Corporation under the Trust Agreement between the Plan Sponsor and the Trustee. The Administrative Fiduciaries refer to members of Executive Management of the Corporation who serve as fiduciaries of the Plan. John Hancock Trust Company LLC serves as the Trustee of the Plan. The Plan Sponsor has appointed members of Executive Management to serve as Investment Fiduciaries of the Plan. Girard Partners, Ltd., a Univest Wealth Management firm is the Plan Advisor. Effective January 1, 2019, Girard Partners, Ltd.'s name was changed to Girard Advisory Services, LLC.
(b) Plan Amendment
Effective July 3, 2017, the Plan was amended and restated in its entirety to convert the Plan from an individually designed plan to a non-standardized pre-approved plan with John Hancock and to conform to the requirements of the Internal Revenue Service (IRS) remedial amendment cycle. Several discretionary changes were made in conjunction with the restatement, including allowing participants to borrow against their 401(k) Plan up to 50% of their vested balance with a maximum loan amount of $50,000 and minimum loan amount of $1,000. In addition, the Plan was restated to include the acceptance of rollovers by the Plan from 403(b) plans, 457 plans, conduit IRA's and Traditional IRA's in accordance with the Internal Revenue Code (IRC).
(c)    Contributions
Participants may contribute a percentage of eligible compensation on a pre-tax or after-tax basis or a combination thereof, up to the IRC maximum allowable limit for 2018 of $18,500 if under age 50 and $24,500 if age 50 or over. Under the Roth 401(k) contribution option, a participant can make after-tax contributions; distributions from a participant’s Roth 401(k) contributions and earnings thereon at retirement are generally tax-free. Participant contributions may be subject to additional limitations imposed by the IRC as detailed in the Plan.
The Employer makes a matching contribution of up to 50% of the participants’ contributions on a pre-tax basis under the Plan provisions. Matching contributions are limited to the initial 6% of compensation a participant contributes. Additional amounts may be contributed at the election of the Corporation’s Board of Directors.
Participants may also contribute amounts representing distributions from other qualified plans (rollovers). The Plan provides for "in-plan Roth rollovers" which allow participants to convert vested pre-tax accounts to after-tax Roth accounts by direct rollover within the Plan in accordance with the IRC. The Plan also accepts rollovers from 403(b) plans, 457 plans, conduit IRA's and Traditional IRA's in accordance with the IRC.
New employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated fund until changed by the participant.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(d) Investment Options
Participants direct the investment of their contributions, matching contributions, qualified non-elective contributions and discretionary contributions into various investment options offered by the Plan. The Plan currently offers investments in registered investment companies and a common collective investment trust fund at John Hancock as well as a self-directed brokerage account provided by TD Ameritrade. The Plan currently allows investments in the Corporation’s common stock for individuals who were participants in the Plan prior to 2007. Participants who joined the Plan in 2007 and after do not have the option to invest in the Corporation’s common stock.
(e) Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of the Employer’s contribution as well as any investment earnings (losses) generated by the assets in which the participant's account is invested.
(f) Vesting
Participants are fully vested at all times in their voluntary contributions, plus actual earnings (losses) thereon.
Vesting in the remainder of participant accounts is based upon the number of years of continuous service. A participant is 50% vested at the end of two years of service, 75% vested at the end of three years of service, and fully vested at the end of four years of service. Participants attaining their normal retirement age, participants who become disabled and beneficiaries of participants who die are entitled to 100% of participant’s accrued benefits, regardless of credited service period. A participant’s service with other entities acquired by the Employer as a result of an asset or stock acquisition, merger, or similar transaction, as described in the Plan, is recognized for vesting of the Employer’s matching contributions.
(g) Payment of Benefits
The benefit to which a participant is entitled is that which can be provided from the participant’s account. Benefits shall be paid in either a lump-sum payment or calculated periodic payments when payable, based upon the election of the participant and as specified in the Plan agreement. Generally, benefit payments must commence no later than the year in which a participant attains age 70½.

(h) Notes Receivable from Participants
Notes receivable from participants represent participant loans that are measured at their unpaid principal balance plus any accrued but unpaid interest. Under the terms of the Plan, participants can borrow against their 401(k) Plan up to 50% of their vested balance with a maximum loan amount of $50,000 and a minimum loan amount of $1,000, and may only have one loan currently outstanding. The Plan Administrator determines the term for repayment of loans, however, loan terms may not be greater than 5 years, unless the loan qualifies as a home loan which may have terms up to 15 years. Loan transactions are considered a directed investment from the account of the participant maintained under the Plan. The loans are secured by the balance in the participant's account. Principal and interest payments are paid ratably through payroll deductions and are added to the participant's account balance. The Plan charges the participant's account balance with expenses directly related to the origination, maintenance and collection of the note. Loans bear a fixed rate of interest at the published Wall Street Journal prime rate in effect at the time of origination plus 1%.
Loan repayments may be suspended for up to one year in case of an approved leave of absence. Loans to participants on a leave of absence due to a service in the military shall have loan repayments suspended until the participant's military service is completed.
In the event of a Plan merger in connection with an acquisition by the Employer as a result of an asset or stock acquisition, merger, or similar transaction, or in the event of a trustee-to-trustee transfer or rollover of plan assets from a qualified retirement plan maintained by an entity acquired by the Employer as a result of an asset or stock acquisition, merger, or similar transaction, then, the Trustee may accept an in-kind transfer or rollover of an existing participant loan, provided that the loan conforms to the terms of the plan from which it was extended and is not then in default; any such loan is treated as a self-directed investment of the participant and is administered in accordance with its original terms and conditions, without extension or modification.
At December 31, 2018, outstanding loans totaled $396,420 with interest rates ranging from 4.25% to 6.25% and maturity dates ranging from 2019 through 2033.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(i) Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.
(j) Excess Contributions
Excess contributions primarily represent salary deferrals withheld from participants in excess of the IRC limitations. These amounts are refunded to participants subsequent to year-end. Excess contributions are recorded as a liability, with a corresponding reduction to contributions. There were no excess contributions for the 2018 Plan year.
(k) Forfeited Accounts
Forfeitures of terminated participants’ nonvested accounts are used to reduce employer contributions. During 2018 and 2017, the Corporation used forfeited amounts to reduce employer contributions by $109,312 and $29,784, respectively. Forfeiture balances at December 31, 2018 and 2017 were $1,336 and $19,359, respectively.

(2)    Summary of Accounting Policies

(a) Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).
(b) Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(c) Investment Valuation and Income Recognition
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3, "Fair Value Measurements" for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.
(d) Notes Receivable from Participants
Notes receivable from participants are recorded at the unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable is recorded when it is earned. Loans are considered in default if any scheduled payments remain unpaid after the last day of the calendar quarter following the calendar quarter in which a scheduled payment was missed or if the participant makes or furnishes any false representation or statement to the Plan. There was no allowance for credit losses recorded at December 31, 2018 or 2017, as there were no loans in default.
(e) Expenses
The Plan's administrative expenses are paid by either the Plan or by the Corporation, according to the Plan's provisions, and include such expenses as contract administration and record keeping expenses. Expenses relating to investment management fees are charged to the particular investment fund to which the expenses relate.
(f) Payment of Benefits
Benefit payments to participants are recorded when paid.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(g) Recent Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement." The updated guidance improves the disclosure requirements for fair value measurements. Disclosures removed by this ASU are the amount and reasons for transfers between Level 1 and Level 2, the policy for timing of transfers between levels and the valuation processes for Level 3 measurements. Additional disclosures required by this ASU include such items as range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The prospective method of transition is required for the new disclosure requirements. The other amendments should be applied retrospectively. This ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years or January 1, 2020 for the Plan. Early adoption is permitted. Plan management does not expect the adoption of this ASU to have a material impact on the Plan's financial statements but will result in revised disclosures for fair value.

(3)    Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The Plan determines the fair value of financial instruments based on the fair value hierarchy. The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect assumptions that the Plan believes a market participant would use in pricing the asset or liability based on the best information available in the circumstances, including assumptions about risk. Three levels of inputs are used to measure fair value. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement. Transfers between levels are recognized at the end of the reporting period.

●
Level 1 - Valuations are based on quoted prices in active markets for identical assets or liabilities that the Plan can access at the measurement date. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

●	Level 2 - Valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

●
Level 3 - Valuations are based on inputs that are unobservable and significant to the overall fair value measurement. Assets and liabilities utilizing Level 3 inputs include: financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the fair value calculation requires significant management judgment or estimation.

Where quoted prices are available in an active market for identical instruments, investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of investments with similar characteristics or discounted cash flows. In cases where there is limited activity or less transparency around inputs to the valuation, investments are classified within Level 3 of the valuation hierarchy.
The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2018 and 2017.
Common stock: Common stock is valued at the closing price reported on the active market on which the individual securities are traded. The common stock is classified in Level 1 in the fair value hierarchy.
Registered investment companies: Registered investment companies are valued at quoted market prices that represent the net asset value of shares on a market exchange at the end of the trading day. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. The registered investment companies are classified in Level 1 in the fair value hierarchy.
Common collective trust fund: This investment represents participation units of a collective investment trust for which the net asset value is based on the market value of the underlying investments. The common collective trust fund is composed primarily of fully benefit-responsive investment contracts that are valued at the net asset value of units of the bank collective trust. The common collective trust fund is classified in Level 1 in the fair value hierarchy.

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Self-directed brokerage account: Self-directed brokerage accounts include investments in publicly traded registered investment companies. These registered investment companies are valued at quoted market prices that represent the net asset value of shares on a market exchange at the end of the trading day and classified in Level 1 in the fair value hierarchy.
The following table presents the fair value of the Plan’s investments at December 31, 2018 and 2017, classified using the fair value hierarchy:

	Fair value measurements at December 31, 2018
	Level 1	Level 2	Level 3	Total
Investments:
Univest Corporation of Pennsylvania common stock	$2,614,521	$—	$—	$2,614,521
Registered investment companies	50,126,924	—	—	50,126,924
Common collective trust fund	2,366,710	—	—	2,366,710
Self-directed brokerage account	391,867	—	—	391,867
Total investments	$55,500,022	$—	$—	$55,500,022

	Fair value measurements at December 31, 2017
	Level 1	Level 2	Level 3	Total
Investments:
Univest Corporation of Pennsylvania common stock	$3,330,236	$—	$—	$3,330,236
Registered investment companies	51,839,059	—	—	51,839,059
Common collective trust fund	1,258,078	—	—	1,258,078
Self-directed brokerage account	197,541	—	—	197,541
Total investments	$56,624,914	$—	$—	$56,624,914

(4)    Parties-in-Interest Transactions
John Hancock became the third-party administrator of the Plan and the custodian and record keeper of all Plan investments effective July 3, 2017. Prior to July 3, 2017, Univest Bank and Trust Co., a subsidiary of the Corporation, was the custodian and record keeper of the Plan’s investments in the common stock of the Corporation and the registered investment company bond fund, John Hancock, was the custodian and record keeper of the Plan's investments in pooled separate accounts and CBIZ, Inc. was the third-party administrator of the Plan. Administrative expenses paid to John Hancock for the years ended December 31, 2018 and 2017 were $141,976 and $57,524, respectively. Administrative expenses paid to CBIZ, Inc. were $44,351 for the year ended December 31, 2017.
At December 31, 2018 and 2017, the Plan held 121,211 and 118,725 shares, respectively, of the Corporation’s common stock and the fair value of this common stock was $2,614,521 and $3,330,236, respectively. At December 31, 2018, a Plan participant, in the self-directed brokerage account provided by TD Ameritrade, held 1,400 shares of the Corporation's common stock and the fair value of this common stock was $30,198.
At December 31, 2018 and 2017, the Plan had outstanding notes receivable from participants totaling $396,420 and $349,058 respectively.

(5)    Income Tax Status
Effective July 3, 2017, the Plan was amended and restated in its entirety to an IRS pre-approved prototype plan with John Hancock. The Plan received an opinion letter from John Hancock dated May 18, 2015, in which the IRS stated its opinion that the form of the pre-approved prototype plan of John Hancock is acceptable under Section 401 of the IRC for use by employers for the benefit of their employees. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Plan is qualified and the related trust is tax-exempt. Accordingly, no provision for income taxes was included in the accompanying financial statements.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that at December 31, 2018, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.

(6)    Risks and Uncertainties
The Plan has holdings in various investments including registered investment companies, a common collective investment trust fund sponsored by an insurance company and common stock of the Corporation. These investments are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participant account balances and the amounts recorded in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

Supplemental Schedule

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
At December 31, 2018

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		Cost	Current Value
*John Hancock Life Insurance Company (U.S.A.):
*Univest Corporation of Pennsylvania common stock	121,211	Shares of common stock	**	$2,614,521
*John Hancock Registered Investment Companies:
AllianceBernstein Global Bond Fund (Advisor Class)	94,872	units of registered investment companies	**	775,104
American Beacon Bridgeway Large Cap Value Fund (Institutional Class)	174,698	units of registered investment companies	**	3,949,926
American Funds 2020 Target Date Retirement Fund (Class R6)	78,682	units of registered investment companies	**	922,938
American Funds 2025 Target Date Retirement Fund (Class R6)	119,156	units of registered investment companies	**	1,485,872
American Funds 2030 Target Date Retirement Fund (ClassR6)	332,060	units of registered investment companies	**	4,386,514
American Funds 2035 Target Date Retirement Fund (Class R6)	74,478	units of registered investment companies	**	999,488
American Funds 2040 Target Date Retirement Fund (Class R6)	467,962	units of registered investment companies	**	6,401,716
American Funds 2045 Target Date Retirement Fund (Class R6)	103,512	units of registered investment companies	**	1,438,813
American Funds 2050 Target Date Retirement Fund (Class R6)	361,629	units of registered investment companies	**	4,921,772
American Funds 2055 Target Date Retirement Fund (Class R6)	16,326	units of registered investment companies	**	278,357
American Funds 2060 Target Date Retirement Fund (Class R6)	130,910	units of registered investment companies	**	1,477,970
Cohen & Steers Real Estate Securities Fund (Class I)	48,866	units of registered investment companies	**	705,134
Fidelity 500 Index Fund (Premium Class)	51,256	units of registered investment companies	**	4,464,441
Fidelity International Index Fund	5,624	units of registered investment companies	**	204,431
Glenmede Quant US Large Cap Growth Equity (Institutional Class)	109,989	units of registered investment companies	**	2,900,409
Harding Loevner Institutional Emerging Markets Portfolio (Class I)	46,443	units of registered investment companies	**	846,191
JP Morgan Government Bond (Class R4)	8,214	units of registered investment companies	**	84,599
JPMorgan Small Cap Equity Fund (Class R5)	18,974	units of registered investment companies	**	925,924
Metropolitan West Total Return Bond Fund (Class I)	225,223	units of registered investment companies	**	2,340,070
Oakmark International Fund (Class Investor)	55,162	units of registered investment companies	**	1,128,623
Oppenheimer International Growth Fund (Class I)	30,663	units of registered investment companies	**	1,063,385
PIMCO Government Money Market Admin	634,010	units of registered investment companies	**	657,543
Principal High Yield Fund (Institutional Class)	116,225	units of registered investment companies	**	778,709
Principal SmallCap S&P 600 Index Fund (Institutional Class)	14,093	units of registered investment companies	**	305,404
TIAA-CREF Large-Cap Value Index Fund (Institutional Class)	6,828	units of registered investment companies	**	117,503
Undiscovered Managers Behavioral Value Fund (Class R6)	8,238	units of registered investment companies	**	440,965
USAA Short-Term Bond Fund (Class Fund Shares)	60,223	units of registered investment companies	**	545,021
Vanguard Growth Index Fund (Admiral Shares)	12,465	units of registered investment companies	**	861,192
Vanguard Intermediate Term Bond Index (Admiral Shares)	39,230	units of registered investment companies	**	432,320
Vanguard Mid-Cap Growth Index Fund (Admiral Shares)	4,517	units of registered investment companies	**	232,531
Vanguard Mid-Cap Index Fund (Admiral Shares)	5,379	units of registered investment companies	**	920,082
Vanguard Mid-Cap Value Index (Admiral Shares)	10,305	units of registered investment companies	**	508,349
Vanguard Small Cap Value Index Fund (Admiral Shares)	3,163	units of registered investment companies	**	155,026
Vanguard Small-Cap Growth Index Fund (Admiral Shares)	18,347	units of registered investment companies	**	971,464
Voya MidCap Opportunities Fund (Class R6)	49,868	units of registered investment companies	**	996,862
Wells Fargo Advantage Special Mid Cap Value Fund (Institutional Class)	15,478	units of registered investment companies	**	502,276
Total John Hancock Registered Investment Companies			**	50,126,924

(continued)

Supplemental Schedule

UNIVEST CORPORATION OF PENNSYLVANIA
DEFERRED SALARY SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
At December 31, 2018

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value		Cost	Current Value
*John Hancock Common Collective Trust Fund:
Reliance MetLife Stable Value Fund (Class 0)	13,680	units of common collective trust fund	**	2,366,710

*John Hancock Participant Self-Directed Brokerage Account:
***TD Ameritrade		self-directed brokerage account	**	391,867

Total investments			**	55,500,022

*Notes receivable from participants		2019 - 2033 maturity dates; 4.25% - 6.25% interest rates	—	396,420

Total investments and notes receivable from participants				$55,896,442

*Indicates party in interest to the Plan.
**Cost is not required for participant-directed investments.
*** Included within the self-directed brokerage account, provided by TD Ameritrade, are 1,400 shares of the Corporation's common stock with a current value of $30,198.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Fiduciaries have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Univest Corporation of Pennsylvania
Deferred Salary Savings Plan

By:	/s/ Roger S. Deacon
Roger S. Deacon, Administrative Fiduciary

June 25, 2019

EXHIBIT INDEX

Exhibit No.	Description of Document
23.1	Consent of Independent Registered Public Accounting Firm